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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C.  20549

                                  SCHEDULE 13D


                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 3)*



                            US FACILITIES CORPORATION
- --------------------------------------------------------------------------------
                                (Name of Issuer)


                     Common Stock, par value $0.01 per share
- --------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   911822 10 4
                          -----------------------------
                                 (CUSIP Number)


     Lorenzo J. Fertitta                     (702) 367-9969
     President and Chief Executive Officer   3360 W. Sahara Avenue, Suite 200
     Fertitta Enterprises Inc.               Las Vegas, Nevada  89102
- --------------------------------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)


                                  May 16, 1996
- --------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

Check the following box if a fee is being paid with the statement / /. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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                                  SCHEDULE 13D

CUSIP NO.  911822 10 4               PAGE   2   OF   7   PAGES
         ---------------                   ---      ---

- -------------------------------------------------------------------------------
- -------------------------------------------------------------------------------
  1  NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Lorenzo J. Fertitta [SS# ###-##-####]
- -------------------------------------------------------------------------------
  2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                 (a)  / /
                                                                       (b)  /X/
- -------------------------------------------------------------------------------
  3  SEC USE ONLY

- -------------------------------------------------------------------------------
  4  SOURCE OF FUNDS*
     PF, AF
- -------------------------------------------------------------------------------
  5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
     TO ITEMS 2(d) OR 2(e)                                                  / /
- -------------------------------------------------------------------------------
  6  CITIZENSHIP OR PLACE OF ORGANIZATION
     United States
- -------------------------------------------------------------------------------
 NUMBER OF               7    SOLE VOTING POWER
  SHARES                      -0-
BENEFICLALLY           --------------------------------------------------------
 OWNED BY                8    SHARED VOTING POWER
   EACH                       516,223
 REPORTING             --------------------------------------------------------
PERSON WITH              9    SOLE DISPOSITIVE POWER
                              -0-
                       --------------------------------------------------------
                         10   SHARED DISPOSITIVE POWER
                              516,223
- -------------------------------------------------------------------------------
 11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     516,223
- -------------------------------------------------------------------------------
 12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* / /

- -------------------------------------------------------------------------------
 13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     9.2%
- -------------------------------------------------------------------------------
 14  TYPE OF REPORTING PERSON*
     IN
- -------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

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ITEM 1.   SECURITY AND ISSUER

          This Statement relates to the common stock, par value $0.01 per share ("Common Stock"), of US Facilities Corporation, a Delaware corporation (the "Issuer"). The address of the principal executive office of the Issuer is 650 Town Center Drive, Suite 1600, Costa Mesa, California 92626.

ITEM 2.   IDENTITY AND BACKGROUND

          (a)  This Statement is filed on behalf of Lorenzo J. Fertitta.

          (b) Mr. Fertitta's business address is c/o Fertitta Enterprises Inc., 3360 W. Sahara Avenue, Suite 200, Las Vegas, Nevada 89102.

          (c) Mr. Fertitta serves as president and chief executive officer of Fertitta Enterprises, Inc., where he is responsible for managing an investment portfolio consisting of marketable securities and real property.

          (d) Mr. Fertitta has not been convicted in a criminal proceeding in the last five years;

          (e) Mr. Fertitta has not been party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

          (f)  Mr. Fertitta is a citizen of the United States.

ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

         All of funds used in making the purchases described herein derived from funds of trusts for the benefit of members of Mr. Fertitta's family.
The aggregate amount of funds used in making such purchases was $1,502,375.00.

ITEM 4.   PURPOSE OF TRANSACTION

          Mr. Fertitta acquired the shares of Common Stock for the respective accounts listed on Exhibit 1 hereto for investment purposes. Mr. Fertitta regards the shares of the Issuer's Common Stock as an attractive investment. Based on continuing evaluation of the Issuer, alternative investment opportunities and all other factors deemed relevant, Mr. Fertitta may elect to acquire additional shares of the Issuer's Common Stock in the open market or in privately negotiated transactions (assuming the availability of additional shares of the Issuer's Common Stock at prices regarded as acceptable), or may elect to sell some or all of the shares of the Issuer's Common Stock. Mr. Fertitta has made no formal proposals which relate to or would result in any of the matters described in Items 4 (a)-(j) of Schedule 13D; however, as part of his ongoing review of investment alternatives, Mr. Fertitta has not excluded the possibility of considering such matters in the future or formulating a plan with respect to such matters subject to applicable law, and, from time to time, Mr. Fertitta may hold discussions with or make formal proposals to management of the Issuer, other stockholders of the Issuer or other third parties regarding such matters.

ITEM 5.   INTEREST AND SECURITIES OF THE ISSUER

         (a) As of the date hereof, Mr. Fertitta beneficially owns 516,223 shares of the Issuer's Common Stock (approximately 9.2% of the outstanding shares).

         (b) Mr. Fertitta has been delegated a limited power of attorney to vote and dispose of the 516,223 shares of Common Stock held by the respective accounts listed on Exhibit 1 hereto. He shares such voting and dispositive power with the trustees of each of the respective trusts. The name, address and occupation of each trustee is listed on Exhibit 1 hereto. No trustee (i) has been convicted in a criminal proceeding in the last five years or
              (ii) been party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws. Each trustee is a citizen of the United States.

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         (c)  A description of transactions in the Common Stock during the past
              60 days for the respective accounts is set forth on Exhibit 1 hereto. Each of the transactions was effected on the open market through broker-dealers.

         (d)  None.

         (e)  Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

         Not applicable.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

         Not applicable.


                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated as of 7th day of June, 1996.
           ---

/s/ Lorenzo J. Fertitta
- ------------------------
Lorenzo J. Fertitta


- ----------------------------------

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                                                                      EXHIBIT 1


FRANK AND VICTORIA FERTITTA FAMILY TRUST
Frank J. Fertitta, Jr., Trustee
P.O. Box 27555
Las Vegas, Nevada  89126

Frank J. Fertitta, Jr. serves as chairman of the board of Fertitta Enterprises, Inc., an investment company.

Transactions in past 60 days:  5/16/96   Bought 85,000 shares at $17.675

FRANK AND JILL FERTITTA FAMILY TRUST
Mr. Frank J. Fertitta, III and Jill Fertitta, Co-Trustees.
P.O. Box 27555
Las Vegas, Nevada  89126

Mr. Frank J. Fertitta, III serves as chairman of the board, chief executive officer, president and as a director of Station Casinos, Inc., a multi-jurisdictional gaming enterprise.

Jill Fertitta is his wife.

Transactions in past 60 days:  3/22/96  Sold 25,000 at $18.425

LJF TRUST
Lorenzo J. Fertitta, Trustee
P.O. Box 27555
Las Vegas, Nevada  89126

Mr. Lorenzo J. Fertitta serves as president and chief executive officer of Fertitta Enterprises, Inc., where he is responsible for managing an investment portfolio consisting of marketable securities and real property. Mr. Lorenzo J. Fertitta also is a director of Station Casinos, Inc., a multi-jurisdictional gaming enterprise.

Transactions in past 60 days:  3/22/96 Bought 25,000 at $18.425;
5/16/96 Sold 60,000 shares at $17.675.

BLAKE AND DELISE SARTINI FAMILY TRUST
Blake L. and Delise F. Sartini, Co-Trustees
P.O. Box 27555
Las Vegas, Nevada  89126

Mr. Blake L. Sartini serves as the executive vice president - gaming development, president - gaming operations, and as a director of Station Casinos, Inc., a multi-jurisdictional gaming enterprise.

Delise F. Sartini is a director of Station Casinos, Inc., a multi-jurisdictional gaming enterprise, and is Blake L. Sartini's wife.

Transactions in past 60 days: 5/16/96  Sold 25,000 at $17.675


KELLEY-ANNE FERTITTA TRUST
Frank J. Fertitta, III, Trustee
P.O. Box 27555
Las Vegas, Nevada  89126

Mr. Frank J. Fertitta, III serves as the chairman of the board, president, chief executive officer and as a director of Station Casinos, Inc., a multi-jurisdictional gaming enterprise.

Transactions in past 60 days: None

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VICTORIA GABRIELLE FERTITTA TRUST
Frank J. Fertitta, III, Trustee
P.O. Box 27555
Las Vegas, Nevada  89126

Mr. Frank J. Fertitta, III serves as the chairman of the board, president, chief executive officer and as a director of Station Casinos, Inc., a multi-jurisdictional gaming enterprise.

Transactions in past 60 days: None.

LORENZO JOSEPH FERTITTA, JR. TRUST
Lorenzo J. Fertitta, Trustee
P.O. Box 27555
Las Vegas, Nevada  89126

Mr. Lorenzo J. Fertitta serves as president and chief executive officer of Fertitta Enterprises, Inc., where he is responsible for managing an investment portfolio consisting of marketable securities and real property. Mr. Lorenzo J. Fertitta also is a director of Station Casinos, Inc., a multi-jurisdictional gaming enterprise.

Transactions in past 60 days: None.

BLAKE LOUIS SARTINI, II TRUST
Delise F. Sartini, Trustee
P.O. Box 27555
Las Vegas, Nevada  89126

Delise F. Sartini is a director of Station Casinos, Inc., a multi-jurisdictional gaming enterprise.

Blake L. Sartini is Delise F. Sartini's husband.

Transactions in past 60 days:  None.

LORENZO MICHAEL SARTINI TRUST
Delise F. Sartini, Trustee
P.O. Box 27555
Las Vegas, Nevada  89126

Delise F. Sartini is a director of Station Casinos, Inc., a multi-jurisdictional gaming enterprise.

Blake L. Sartini is Delise F. Sartini's husband.

Transactions in past 60 days: None.

SANDRA VICTORIA SARTINI TRUST
Delise F. Sartini, Trustee
P.O. Box 27555
Las Vegas, Nevada  89126

Delise F. Sartini is a director of Station Casinos, Inc., a multi-jurisdictional gaming enterprise.

Blake L. Sartini is Delise F. Sartini's husband.

Transactions in past 60 days: None.